Western Copper and Gold Comments on Recent Trading Activity

VANCOUVER, BC -- (Marketwired - January 05, 2017) - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE MKT: WRN) comments on recent trading at the request of the Investment Industry Regulatory Organization of Canada ("IIROC"), on behalf of the Toronto Stock Exchange. The Company is not aware of any undisclosed material change to the Company's business or operations that would cause the recent movement in Western's share price, and has no material change to report at this time.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier Copper-Gold mine in the Yukon Territory. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President & CEO

For more information, please contact:
Chris Donaldson,
Manager, Corporate Development and Investor Relations
604.638.2520
cdonaldson@westerncopperandgold.com